SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C. 20549

                                   SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                                   Mid Am, Inc.
                                 (Name of Issuer)


                    Common Stock, Without Par Value Per Share
                         (Title of Class of Securities)


                                     594930109
                                  (CUSIP Number)


     Check the following box if a fee is being paid with this statement G.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).














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<PAGE  2>

CUSIP No.  594930109


     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
              Mid American National Bank & Trust Company


     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
            	(a)
	           	(b)


     3)  SEC Use Only


     4)  Citizenship or Place of Organization:
              National Banking Association


     Number of          5) Sole Voting Power                   97,450
     Shares
     Beneficially       6) Shared Voting Power                341,873
     Owned
     by Each            7) Sole Dispositive Power           1,688,458
     Reporting
     Person             8) Shared Dispositive Power           535,259


     9)  Aggregate Amount Beneficially Owned by Each Reporting Person
              2,223,717


    10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


11)   Percent of Class Represented by Amount in Row (9)
              9.13%


12)   Type of Reporting Person (See Instructions)
              BK








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<PAGE  3>

Footnote (1):

     Under the terms of the Mid Am, Inc. Employee Stock Ownership Plan,
Mid Am. Inc. has the authority to direct the Trustee to vote all unallocated shares of Mid Am, Inc. (341,873), whereas, all allocated shares (1,591,008) are voted directly by the Plan participants. The Trustee has dispositive powers over all shares of Mid Am, Inc. held in the ESOP Plan.

     The Trustee and the Bank expressly disclaim beneficial ownership of the allocated shares (1,591,008), and the filing of this Schedule shall not be construed as an admission that either is the beneficial owner thereof.








































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<PAGE  4>

Item 1 (a)  Name of Issuer:
                 Mid Am, Inc.


Item 1 (b)  Address of Issuer's Principal Executive Offices:
                 222 S. Main Street, Bowling Green, Ohio  43402


Item 2 (a)  Name of Person Filing:
                 Mid American National Bank & Trust Company


Item 2 (b)  Address of Principal Business Office or, if none, Residence:
                 519 Madison Avenue, Toledo, Ohio  43604


Item 2 (c)  Citizenship:
                 National Banking Association


Item 2 (d)  Title of Class of Securities:
                 Common Stock, Without Par Value Per


Item 2 (e)  CUSIP Number:
                 594930109



Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     [ ]   Broker or Dealer registered under Section 15 of the Act
     [X]   Bank as defined in Section 3(a)(6) of the Act
     [ ]   Insurance Company as defined in Section 3(a)(19) of the Act
     [ ]   Investment Company registered under Section 8 of the Investment
             Company Act
     [ ]   Investment Adviser registered under Section 203 of the Investment
             Advisers Act of 1940
     [X]   Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)









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<PAGE  5>

Item 4.  Ownership


(a)   Amount Beneficially Owned:
               See Item 9 of Cover Page


(b)   Percent of Class:
               See Item 11 of Cover Page


     (c)  Number of shares as to which such person has:

             (i)  sole power to vote or to direct the vote
                      See Item 5 of Cover Page
             (ii)   shared power to vote or to direct the vote
                        See Item 6 of Cover Page
             (iii)  sole power to dispose or to direct the disposition of
                        See Item 7
             (iv)  shared power to dispose or to direct the disposition of
                       See Item 8


Item 5.  Ownership of Five Percent or Less of a Class

              N/A


Item 6.  Ownership of More that Five Percent of Behalf of Another Person

              N/A


Item 7. Identification and Classification of the Subsidiary Which Acquire the Security Being Reported on By the Parent Holding Company


Item 8.  Identification and Classification of Members of the Group

              N/A


Item 9.  Notice of Dissolution of Group

              N/A






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<PAGE  6>

Item 10.  Certification

     The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     Mid Am National Bank & Trust Company hereby disclaims beneficial ownership of the securities referred to in this Schedule 13G, and the filing of this Schedule 13G shall not be construed as an admission that Mid Am National Bank & Trust Company is, for purposes of Section 13(d) or 13(g), the beneficial owner of more than five percent (5%) of the outstanding Common Stock of Mid Am, Inc.


Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date   2/16/98

     Signature   /s/  John H. McDermott

     Name/Title   EVP / Trust Officer



















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